UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
SPX Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

784635104
(CUSIP Number)
June 23, 2004 (*this constitutes a late filing)
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 784635104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John B. Blystone
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	5,197,962 common shares (1) (4,320,236 (2) as of May 5, 2006)
	6. Shared Voting Power	Not applicable
	7. Sole Dispositive Power	5,197,962 common shares (1) (4,320,236 (2) as of May 5, 2006)
	8. Shared Dispositive Power	Not applicable
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,197,962 common shares (1) (4,320,236 (2) as of May 5, 2006)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.
Percent of Class Represented by Amount in Row (9)

6.8% (based on 75,962,613 common shares of the Issuer issued and outstanding as of April 28, 2004) (7.2% as of May 5, 2006 based on 59,771,734 common shares of the Issuer issued and outstanding as of May 5, 2006)

12.	Type of Reporting Person (See Instructions) IN
(1)	Includes 4,053,973 shares of common stock issuable upon the exercise of vested options and 1,143,989 shares of common stock owned outright.
(2)	Includes 4,320,226 shares of common stock issuable upon the exercise of vested options and 10 shares of common stock owned outright.

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CUSIP No. 784635104

Item 1.

(a)	Name of Issuer
SPX Corp.
(b)	Address of Issuer’s Principal Executive Offices
13515 Ballantyne Corporate Place Charlotte, NC 28277

Item 2.

(a)	Name of Person Filing
John B. Blystone
(b)	Address of Principal Business Office or, if none, Residence
c/o Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street Chicago, Illinois 60601 Attention: James S. Montana, Jr., Esq.
(c)	Citizenship
U.S. Citizen
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 784635104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 784635104

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
5,197,962 common shares (1) (4,320,236 (2) as of May 5, 2006)
(b)	Percent of class:

6.8% (based on 75,962,613 common shares of the Issuer issued and outstanding as of April 28, 2004) (7.2% as of May 5, 2006 based on 59,771,734 common shares of the Issuer issued and outstanding as of May 5, 2006)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,197,962 common shares (1) (4,320,236 (2) as of May 5, 2006).

(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 5,197,962 common shares (1) (4,320,236 (2) as of May 5, 2006).

(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
 ____________
(1)	Includes 4,053,973 shares of common stock issuable upon the exercise of vested options and 1,143,989 shares of common stock owned outright.
(2)	Includes 4,320,226 shares of common stock issuable upon the exercise of vested options and 10 shares of common stock owned outright.

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CUSIP No. 784635104

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

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CUSIP No. 784635104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006	/s/ John B. Blystone
John B. Blystone

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